November 5, 2002
Division of Investment Management
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

RE:	AEGON/Transamerica Series Fund, Inc. -
	Protected Principal Stock
	Withdrawal of Amendment to Registration Statement
	 on Form N-1A
File Nos. 33-507; 811-4419
Accession No.0000950144-020007747
CIK #: 0000778207
	Post-Effective Amendment No. 52

Ladies & Gentlemen:

On behalf of AEGON/Transamerica Series Fund, Inc.
(the "Fund"), I hereby submit this application pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the "Act"), for withdrawal of Post-Effective Amendment No. 52 to the Registration
Statement on Form N-1A (the "Amendment"), filed on behalf of Protected Principal Stock, via EDGAR on July 30, 2002 pursuant to Rule 485(a)(2) and Rule
473(b) under the Act (accession number referenced above).

The Fund is requesting that the Amendment be withdrawn
 as it has decided not to offer these securities at this time. No securities have been sold in connection with this Amendment and the Amendment has not been declared effective by the Commission.

Please contact the undersigned with any questions you may have concerning this application.

AEGON/Transamerica Series Fund, Inc.


/s/John K. Carter
John K. Carter
Vice President, Secretary &
General Counsel

cc:  Mark Cowan, Esq.
	Division of Investment Management